EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Double-Digit Revenue Increase at FirstService Brands Drives Strong Earnings Growth

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017

Revenues (millions)	$506.4	$463.4	$1,428.2	$1,285.4
Adjusted EBITDA (millions) (note 1)	59.4	52.6	142.0	119.8
Adjusted EPS (note 2)	0.89	0.73	1.99	1.49

GAAP Operating Earnings	45.3	34.0	98.7	78.3
GAAP EPS	0.70	0.41	1.49	1.02

TORONTO, Oct. 24, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its third quarter ended September 30, 2018. All amounts are in US dollars.

Revenues for the third quarter were $506.4 million, a 9% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 13% to $59.4 million, and Adjusted EPS (note 2) was $0.89, a 22% increase versus the prior year quarter. GAAP Operating Earnings were $45.3 million, relative to $34.0 million in the prior year period. GAAP diluted earnings per share was $0.70 in the quarter, versus $0.41 for the same quarter a year ago.

For the nine months ended September 30, 2018, revenues were $1.43 billion, an 11% increase relative to the comparable prior year period, Adjusted EBITDA was $142.0 million, up 18%, and Adjusted EPS was $1.99, a 34% increase versus the prior year period. GAAP Operating Earnings were $98.7 million, relative to $78.3 million in the prior year period. GAAP diluted EPS for the nine months year-to-date was $1.49, compared to $1.02 in the prior year period.

“We delivered another solid quarter of organic growth across our businesses,” said Scott Patterson, Chief Executive Officer of FirstService. “Our key operating indicators suggest continued strong activity levels and, supported by continued progress with our tuck-under acquisition programs, we expect to cap off a strong year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.8 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Impact of New Revenue Recognition Standard
As previously disclosed in our first quarter of this year, FirstService adopted, in accordance with U.S. GAAP effective January 1, 2018, the New Revenue Recognition Standard to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to current year results. The impact is confined to our franchised operations within our FirstService Brands segment, relating to the timing and recognition of franchise fees and the gross revenue recognition of marketing fund fees. The effect of the New Revenue Standard on the prior year third quarter results was an increase of $6.9 million to our consolidated revenues, a decrease of $0.5 million to our consolidated Adjusted EBITDA, resulting in a 30 basis points decrease to our consolidated Adjusted EBITDA margin, and a decrease of $0.01 to our Adjusted EPS. The same $6.9 million increase to our FirstService Brands revenues and $0.5 million decrease to our FirstService Brands Adjusted EBITDA resulted in a reduction of 110 basis points to our FirstService Brands Adjusted EBITDA margin for our recast segmented 2017 third quarter results. The New Revenue Recognition Standard does not have any impact on our cash flow from operations.

Segmented Quarterly Results
FirstService Residential revenues were $331.7 million for the third quarter, up 5% versus the prior year quarter, including 4% organic growth. Adjusted EBITDA for the quarter was $35.9 million, versus $33.3 million in the prior year period. Top-line growth was primarily driven by contract wins in our property management business, as well as strong contribution from our labour-driven ancillary services. GAAP Operating Earnings were $29.9 million, versus $27.8 million for the third quarter of last year.

FirstService Brands revenues during the third quarter grew to $174.6 million, up 17% relative to the prior year period and including 6% organic growth. Adjusted EBITDA for the third quarter was $26.6 million, up from $22.7 million in the prior year period. Organic growth during the quarter was particularly strong at our California Closets and Century Fire Protection businesses, with segment results tempered by softer performance at our Paul Davis company-owned operations relative to the prior year period. Our growth was further augmented by recent tuck-under acquisitions across our company-owned operations at California Closets, Paul Davis Restoration and Century Fire. GAAP Operating Earnings were $19.7 million, versus $10.7 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.2 million in the third quarter, relative to $3.4 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.4 million, the same level as in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, October 24, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2017 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$31,664	$20,821	$70,493	$51,023
Income tax	10,508	12,016	19,121	21,377
Other income, net	25	(1,317)	(78)	(1,522)
Interest expense, net	3,101	2,499	9,185	7,378
Operating earnings	45,298	34,019	98,721	78,256
Depreciation and amortization	12,277	10,382	36,963	30,233
Goodwill impairment charge	-	6,150	-	6,150
Acquisition-related items	618	1,180	1,727	1,951
Stock-based compensation expense	1,233	893	4,547	3,237
Adjusted EBITDA	$59,426	$52,624	$141,958	$119,827

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2018	2017	2018	2017

Net earnings	$31,664	$20,821	$70,493	$51,023
Non-controlling interest share of earnings	(3,653)	(2,582)	(8,888)	(6,741)
Acquisition-related items	618	1,180	1,727	1,951
Amortization of intangible assets	4,343	3,589	12,993	10,340
Goodwill impairment charge	-	6,150	-	6,150
Stock-based compensation expense	1,233	893	4,547	3,237
Stock-based compensation tax adjustment for US GAAP change	(87)	(1,307)	(3,124)	(5,930)
Income tax on adjustments	(1,450)	(1,748)	(4,560)	(5,269)
Non-controlling interest on adjustments	(132)	(112)	(388)	(274)
Adjusted net earnings	$32,536	$26,884	$72,800	$54,487

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2018	2017	2018	2017

Diluted net earnings per share	$0.70	$0.41	$1.49	$1.02
Non-controlling interest redemption increment	0.06	0.08	0.19	0.19
Acquisition-related items	0.02	0.03	0.05	0.05
Amortization of intangible assets, net of tax	0.08	0.06	0.26	0.16
Goodwill impairment charge	-	0.17	-	0.17
Stock-based compensation expense, net of tax	0.03	0.02	0.09	0.06
Stock-based compensation tax adjustment for US GAAP change	-	(0.04)	(0.09)	(0.16)
Adjusted earnings per share	$0.89	$0.73	$1.99	$1.49

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2018	2017	2018	2017

Revenues	$506,356	$463,379	$1,428,160	$1,285,394

Cost of revenues	343,026	317,023	972,995	891,106
Selling, general and administrative expenses	105,137	94,625	317,754	277,698
Depreciation	7,934	6,793	23,970	19,893
Amortization of intangible assets	4,343	3,589	12,993	10,340
Goodwill impairment charge	-	6,150	-	6,150
Acquisition-related items (1)	618	1,180	1,727	1,951
Operating earnings	45,298	34,019	98,721	78,256
Interest expense, net	3,101	2,499	9,185	7,378
Other expense (income)	25	(1,317)	(78)	(1,522)
Earnings before income tax	42,172	32,837	89,614	72,400
Income tax	10,508	12,016	19,121	21,377
Net earnings	31,664	20,821	70,493	51,023
Non-controlling interest share of earnings	3,653	2,582	8,888	6,741
Non-controlling interest redemption increment	2,172	3,096	7,077	6,829
Net earnings attributable to Company	$25,839	$15,143	$54,528	$37,453

Net earnings per common share
Basic	$0.72	$0.42	$1.52	$1.04
Diluted	0.70	0.41	1.49	1.02

Adjusted earnings per share (2)	$0.89	$0.73	$1.99	$1.49

Weighted average common shares (thousands)
Basic	35,961	35,926	35,940	35,909
Diluted	36,661	36,587	36,566	36,566

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2018	December 31, 2017

Assets
Cash and cash equivalents	$75,523	$57,187
Restricted cash	12,842	9,707
Accounts receivable	218,576	183,803
Prepaid and other current assets	91,251	73,654
Current assets	398,192	324,351
Other non-current assets	9,372	9,805
Fixed assets	97,878	85,424
Deferred income tax	89	780
Goodwill and intangible assets	481,659	425,764
Total assets	$987,190	$846,124

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$162,022	$157,260
Other current liabilities	54,767	51,657
Long-term debt - current	3,497	2,751
Current liabilities	220,286	211,668
Long-term debt - non-current	325,567	266,874
Other liabilities	61,599	54,639
Deferred income tax	3,660	1,467
Redeemable non-controlling interests	142,078	117,708
Shareholders' equity	234,000	193,768
Total liabilities and equity	$987,190	$846,124

Supplemental balance sheet information
Total debt	$329,064	$269,625
Total debt, net of cash	253,541	212,438

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$31,664	$20,821	$70,493	$51,023
Items not affecting cash:
Depreciation and amortization	12,277	10,383	36,963	30,234
Goodwill impairment charge	-	6,150	-	6,150
Deferred income tax	40	(103)	386	260
Other	1,509	434	5,540	(1,668)
	45,490	37,685	113,382	85,999

Changes in non-cash working capital
Accounts receivable	(10,932)	(20,764)	(23,113)	(37,538)
Payables and accruals	4,417	4,895	(8,087)	11,491
Other	(5,160)	5,249	(793)	16,314
Net cash provided by operating activities	33,815	27,065	81,389	76,266

Investing activities
Acquisition of businesses, net of cash acquired	(9,349)	(22,504)	(52,528)	(35,049)
Purchases of fixed assets	(10,113)	(7,185)	(29,733)	(26,075)
Other investing activities	(2,996)	200	(4,980)	(2,704)
Net cash used in investing activities	(22,458)	(29,489)	(87,241)	(63,828)

Financing activities
Increase in long-term debt, net	15,995	12,082	58,081	42,552
Sale (purchases) of non-controlling interests, net	200	-	(1,932)	(5,468)
Financing fees paid	-	-	(575)	-
Dividends paid to common shareholders	(4,675)	(4,403)	(13,924)	(12,743)
Distributions paid to non-controlling interests	(1,466)	(700)	(5,808)	(3,049)
Repurchases of Subordinate Voting Shares	-	(6,114)	(5,941)	(13,530)
Other financing activities	(2,128)	665	(2,324)	1,274
Net cash provided by financing activities	7,926	1,530	27,577	9,036

Effect of exchange rate changes on cash	89	355	(254)	481

Increase (decrease) in cash, cash equivalents and restricted cash	19,372	(539)	21,471	21,955

Cash, cash equivalents and restricted cash, beginning of period	68,993	79,328	66,894	56,834

Cash, cash equivalents and restricted cash, end of period	$88,365	$78,789	$88,365	$78,789

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2018
Revenues	$331,712	$174,644	$-	$506,356
Adjusted EBITDA	35,944	26,633	(3,151)	59,426

Operating earnings	29,945	19,749	(4,396)	45,298

2017
Revenues	$314,631	$148,748	$-	$463,379
Adjusted EBITDA	33,320	22,663	(3,359)	52,624

Operating earnings	27,786	10,676	(4,443)	34,019

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2018
Revenues	$942,839	$485,321	$-	$1,428,160
Adjusted EBITDA	86,822	64,471	(9,335)	141,958

Operating earnings	68,809	43,969	(14,057)	98,721

2017
Revenues	$883,384	$402,010	$-	$1,285,394
Adjusted EBITDA	76,449	52,542	(9,164)	119,827

Operating earnings	60,104	30,843	(12,691)	78,256

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500